Santiago, April 29, 2024

Mrs.
Solange Berstein Jáuregui
President
Financial Markets Commission
Present

Ref.	Communication of Material Fact.

Mrs President,

In accordance with the provisions of articles 9 and 10 of Law No. 18,045, and the provisions of chapter 18-10 of the Updated Compilation of Standards of the Financial Market Commission, Banco Santander-Chile hereby informs that the Commission for the Financial Market, by Exempt Resolution number 2638 dated March 15, 2024, fined Banco Santander-Chile for the amount of 400 UF, for not fully and timely complying with the delivery of information requested by the Public Ministry, in process RUC 2200706442-3.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the information duties that assist it.

Sincerely,
Román Blanco Reinosa
CEO

C.c:
- Stock Exchange